Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Our authorized capital stock consists of (i) 20 million shares of Class B common stock, (ii) 2.5 million shares of Class C common stock, and (iii) .5 million shares of Preferred Stock.

The following description of our classes of authorized stock does not purport to be complete and is subject to and qualified in its entirety by reference to our charter and bylaws, copies of which are filed as exhibits to the Annual Report on Form 10-K to which this Exhibit 4.2 is a part.

Class B Common Stock

Holders of shares of Class B Common Stock are entitled to one-tenth of one vote for each share on all matters to be voted on by the stockholders. Holders of Class B Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. There are no conversion or redemption rights or sinking fund provisions with respect to the Class B Common Stock.

As of January 17, 2022, there were 12,430,676 shares of Class B common stock outstanding.

Class C Common Stock

Holders of shares of Class C common stock are entitled to three votes for each share on all matters to be voted on by the stockholders. Holders of Class C common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Each share of Class C common stock may be converted, at any time and at the option of the holder thereof, into one fully paid and non-assessable share of Class B common stock. In the event a holder of shares of Class C common stock transfers such shares to a transferee other than to a Permitted Transferee, upon transfer, each share of Class C common stock is automatically converted into one fully paid and non-assessable share of Class B common stock.

A Permitted Transferee is defined in our Fourth Restated Certificate of Incorporation as follows:

(i)	In the case of any stockholder, the Corporation or any one or more of its directly or indirectly wholly owned subsidiaries;

(ii)	In the case of a stockholder who is a natural person:

The spouse of such stockholder (the “Spouse”), any lineal ancestor of such stockholder or of the Spouse, and any person who is a lineal descendant of a grandparent of such stockholder or of the Spouse, or a spouse of any such lineal descendent or such lineal ancestor (collectively, the “Family Members”);

A trust (including a voting trust) exclusively for the benefit of one or more of (x) such stockholder, (y) one or more of his or her Family Members or (z) an organization to which contributions are deductible under 501(c)(3) of the Internal Revenue Code of 1986, as amended, or any successor provision (the “Internal Revenue Code”) or for estate or gift tax purposes (a “Charitable Organization”); provided that such trust may include a general or special power of appointment for such stockholder or Family Members (a “Trust”); provided, further, that if by reason of any change in the beneficiaries of such Trust, such Trust would not have qualified, at the time of the transfer of Class C common stock to such Trust (for purposes of this sub-paragraph (B), the “Transfer Date”), as a Permitted Transferee, all shares of Class C common stock so transferred to such Trust shall, effective on the date of such change of beneficiary, be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class C common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B Stock;

A Charitable Organization established solely by one or more of such stockholder or a Family Member;

An Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, of which such stockholder is a participant or beneficiary, provided that such stockholder has the power to direct the investment of funds deposited into such Individual Retirement Account and to control the voting of securities held by such Individual Retirement Account (an “IRA”);

A pension, profit sharing, stock bonus or other type of plan or trust of which such Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401(k) of the Internal Revenue Code, provided that such Stockholder has the power to direct the investment of funds deposited into such plan or trust and to control the voting of securities held by such plan or trust (a “Plan”);

Any corporation or partnership directly or indirectly controlled, individually or as a group, only by such stockholder and/or any of his Permitted Transferees as determined under this clause (ii); provided, that if by reason of any change in the direct or indirect control of such corporation or partnership, such corporation or partnership would not have qualified, at the time of the Transfer of Class C common stock to such corporation or partnership, as a Permitted Transferee of such stockholder, all shares of Class C common stock so transferred to such corporation or partnership shall, effective on the date of such direct or indirect change in control, be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class C common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B common stock; and

The estate, executor, executrix or other personal representative, custodian, administrator or guardian of such Stockholder.

(iii)	In the case of a stockholder holding the shares of Class C common stock in question as trustee of an IRA, a Plan or a Trust, “Permitted Transferee” means (x) the person who transferred Class C common stock to such IRA, such Plan or such Trust, (y) any Permitted Transferee of any such person determined pursuant to this Section 2(e) and (z) any successor trustee or trustees in such capacity of such IRA, such Plan or such Trust;

(iv)	In the case of a stockholder which is a partnership, “Permitted Transferee” means any other person, directly or indirectly controlling, controlled by or under direct or indirect common control with such partnership, provided that, if by reason of any change in the direct or indirect control of such person, such person would not have qualified, at the time of the transfer of the Class C common stock to such person, as a Permitted Transferee of such partnership, all shares of Class C common stock so transferred to such person shall, effective on the date of such direct or indirect change in control, be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class C common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B common stock;

(v)	In the case of a stockholder which is a corporation (other than a Charitable Organization) “Permitted Transferee” means any other person directly or indirectly controlling, controlled by or under direct or indirect common control with such corporation; provided that if by reason of any change in the direct or indirect control of such person, such person would not have qualified, at the time of the Transfer of the Class C common stock to such person, as a Permitted Transferee of such corporation, all shares of Class C common stock so transferred to such person shall, effective on the date of such direct or indirect change in control be automatically converted, without further act on anyone’s part, into an equal number of shares of Class B common stock, and the stock certificates formerly representing such shares of Class C common stock shall thereupon and thereafter be deemed to represent the like number of shares of Class B common stock; and

(vi)	In the case of a stockholder which is the estate of a deceased stockholder or who is the executor, executrix or other personal representative, custodian or administrator of such stockholder, or guardian of a disabled or adjudicated incompetent Stockholder or which is the estate of a bankrupt or insolvent stockholder, which owns the shares of Class C common stock in question, “Permitted Transferee” means a Permitted Transferee of such deceased, or adjudicated incompetent, disabled, bankrupt or insolvent stockholder as otherwise determined pursuant to this Section 2(e).

To the extent issued and outstanding shares of Class C common stock are converted to Class B common stock or in the event shares of Class C common stock are issued in the future and subsequently converted to Class B common stock, holders of our Class B common stock may suffer dilution.

As of January 17, 2022, there were 545,360 of our shares of Class C common stock outstanding.

Preferred Stock

The Board of Directors has the authority to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

As of January 17, 2022, there were no shares of our preferred stock were outstanding.

Anti-Takeover Effects of Our Charter and By-Laws

Some provisions of Delaware law and our Certificate of Incorporation and By-Laws could make the following more difficult:

●	acquisition of us by means of a tender offer;

●	acquisition of us by means of a proxy contest or otherwise; or

●	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Certificate of Incorporation; By-Laws

Our Certificate of Incorporation and By-Laws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions are summarized below.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our Board of Directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Size of Board and Vacancies. Our Certificate of Incorporation provides that the number of directors on our Board of Directors will be fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Stockholder Meetings. Under our By-Laws, only (i) our Chairman of the Board, (ii) our Chief Executive Officer, (iii) our President, (iv) our Corporate Secretary, (v) a majority of our Board of Directors, or (vi) stockholders owning issued and outstanding capital stock of us representing not less than a majority of the voting power of all of our issued and outstanding capital stock may call special meetings of our stockholders.

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